                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                              Concord Camera Corp.
                              --------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    206156101
                                    ---------
                                 (CUSIP Number)

                             Ralph J. Sutcliffe, Esq
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 479-6000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               January 27, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Ira B. Lampert
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

         SHARES                         503,450
                         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                        405,000
          EACH           -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
       REPORTING                        908,450
                         -------------------------------------------------------
      PERSON WITH            1      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                908,450
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Brial F. King
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

         SHARES                         120,000
                         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                        153,333
          EACH           -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
       REPORTING                        273,333
                         -------------------------------------------------------
      PERSON WITH            1      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                273,333
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Keith L. Lampert
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

         SHARES                         112,000
                         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                        55,000
          EACH           -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
       REPORTING                        167,000
                         -------------------------------------------------------
      PERSON WITH            1      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                167,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Harlan I. Press
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

         SHARES                         55,000
                         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                        4,000
          EACH           -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
       REPORTING                        59,000
                         -------------------------------------------------------
      PERSON WITH            1      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                59,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.5%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Arthur Zawodny
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*

                N/A
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            |_|


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER

         SHARES                         34,000
                         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER

        OWNED BY                        14,000
          EACH           -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
       REPORTING                        48,000
                         -------------------------------------------------------
      PERSON WITH            1      SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                48,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.4%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the common stock, no par value per share (the "Common Stock"), of Concord Camera Corp., a New Jersey corporation ("Concord" or the "Company"). The principal executive offices of the Company are located at 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, Florida 33021.


Item 2.  Identity and Background

         This statement is filed by a group of five individuals (individually, a "Filing Person" and collectively, the "Group") who are either officers or employees of the Company. This statement amends Items 2, 3, 4, 5, 6 and 7 of the
Schedule 13D filed with the Commission on November 17, 1995, as amended by Amendment No. 1 filed March 6, 1997 and Amendment No. 2 filed August 5, 1997, by revising such items in accordance with the information contained herein.

         The name and principal occupation of each Filing Person are set forth below. The principal business address of each Filing Person is Concord Camera Corp., 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, Florida 33021. Each Filing Person is a citizen of the United States.

         Name                  Principal Occupation
         ----                  --------------------
         Ira B. Lampert        Chairman of the Board &  Chief Executive Officer

         Brian F. King         Senior Vice President & Secretary

         Keith L. Lampert      Vice President

         Harlan I. Press       Corporate Controller & Assistant Secretary

         Arthur Zawodny        Director, Design Engineering

         During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The intra-Group purchases described in Item 4 below were made by the delivery of secured promissory notes in the initial aggregate principal amount of $803,562.50, which amount consists of the individual amounts listed on Appendix A attached hereto and incorporated by reference herein.

Item 4.  Purpose of Transaction

         Intra-Group Purchases: Since the filing of Amendment No. 2 on August 5, 1997, certain individuals who were then members of the Group left the employ of the Company. As contemplated by the Management Equity Provisions of the Company's Stock Incentive Plan, Group members who continue in the employ of the Company may be eligible to purchase the positions of exiting employees. In a series of transactions since the filing of the last amendment, an aggregate of 149,500 shares and 97,833 options were transferred from exiting employees to other members of the Group. All of such shares and options were previously reported as shares and options held by employees who were then members of the Group but have since left the Company. The secured promissory notes previously delivered by the exiting employees in payment for their shares were canceled upon delivery of new promissory notes by current Group members in payment for such shares. Appendix A attached hereto and incorporated by reference herein sets forth information with respect to the parties to these transactions, the number of shares and options purchased by each Filing Person and the amount of each promissory note delivered by such person in payment therefor.

         Each Filing Person who purchased shares and options as described in Annex A is a senior manager of the Company. As such, he is interested in increasing his financial commitment to the Company's success.

Item 5.  Interest in Securities of the Issuer

         Sales: On January 27, 2000 Ira B. Lampert sold a total of 164,990 shares of Common Stock at a price of $29.8125 per share (net of commission). The shares were sold in an open market transaction on the NASDAQ National Market. Of the shares sold, 150,000 shares represent shares purchased by Ira Lampert in accordance with the Company's Management Equity Provisions and the balance of 14,990 shares represent open market purchases. A portion of the proceeds from the sale of such shares was used to prepay in full an aggregate of $ 1,214,649.86 owed to the Company by Ira Lampert under secured promissory notes issued in connection with the purchase of shares under the Management Equity Provisions. On February 2, 2000 Keith L. Lampert sold a total of 55,000 shares of Common Stock at a price of $29.00 per share (net of commission). The shares were sold in an open market transaction on the NASDAQ National Market. All of the shares sold represent shares purchased by Keith Lampert pursuant to the Company's Management Equity Provisions; and a portion of the proceeds from the sale of such shares will be used by him to prepay in full an aggregate of $ 222,744.12 owed to the Company under promissory notes issued in connection with the purchase of such shares.

         According to the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999, there were 11,686,117 shares of Common Stock outstanding as of October 27, 1999. Since the purchases described in Item 4 above represent intra-Group transfers from exiting employees to other Group members, such purchases do not impact the Group's overall percentage ownership in the Company. However, recent sales totaling 219,990 shares, described above in this Item 5, reduce the number of shares currently owned by the Group to 1,455,783, including 322,450 shares currently outstanding and 1,133,333 shares underlying options exercisable within 60 days from January 27, 2000. As detailed on Appendix B attached hereto and incorporated by reference herein, each Filing Person owns the aggregate number of shares listed in the first two columns on Appendix B; in addition, each such Filing Person is deemed to own the aggregate number of shares underlying options exercisable within 60 days from January 27, 2000, as listed in the third and fourth columns on Appendix B. Accordingly, the Group may be deemed to own an aggregate of 1,455,783 shares or approximately 11.4% of the Company's outstanding Common Stock (based on the number of shares outstanding on October 27, 1999 plus the 1,133,333 shares underlying options exercisable within 60 days from January 27, 2000 for a total of 12,819,450 shares that would be outstanding if all such options were exercised).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The Company's Management Equity Provisions provide generally that so long as a Filing Person remains a member of the Group, such person will be required to own shares of the Company's Common Stock in an amount not less than 50% of such person's shares issued pursuant to the Management Equity Provisions plus shares issuable upon the exercise of options thereunder. As a participant in the Management Equity Provisions, each Filing Person is required to execute certain Agreements and Documents (the "MEP Agreements and Documents") with respect to his purchase of shares and options pursuant to these provisions. The purchases described in this amendment all relate to transactions involving an exiting employee who was the seller in the transaction, the Company as the financing entity and one or more Group member purchasers. With respect to each transaction, the MEP Agreements and Documents consisted of the following:

o Purchase Agreement by and among the exiting employee, the Company and each Filing Person who purchased shares in that transaction;

o Amendment to the Amended and Restated Voting Agreement dated February 27, 1997(the "Voting Agreement," as filed with the Commission on March 6, 1997 as Exhibit F to Amendment No. 1 to Schedule 13D) pursuant to which the Filing Person agreed that the shares purchased as well as the shares underlying the purchased options shall be subject to the terms of the Voting Agreement.

o Secured Promissory Note in the principal amount of the purchase price for the shares and options, together with the pledged securities consisting of the shares of the Company's Common Stock purchased in the transaction;

o Option Agreement pursuant to which the Filing Person consented to the terms and conditions set forth therein with respect to the exercise of the options purchased from the exiting employee.

         Pursuant to the Voting Agreement, each Filing Person authorized Ira Lampert to vote his shares of Common Stock in such manner as may be determined by the holders of a majority of the Company's Common Stock governed by the Voting Agreement. In the Voting Agreement, each Group member also acknowledged that a "group" had been formed for purposes of Section 13(d) under the Securities Act of 1934 and agreed to provide Ira Lampert with such information as may be required to enable him to file a Schedule 13D and any amendments thereto on behalf of such Group.

         Each secured promissory note bears interest at 6% payable annually in arrears. The shares purchased are pledged to secure payment of the promissory note. The promissory notes listed in Appendix A, together with the notes described in prior amendments to this Schedule 13D, amounted to an aggregate initial principal amount of $2,386,500 as of December 31, 1999 (prior to giving effect to the prepayments described in Item 5 above). In April 1999, the Company's Board of Directors adopted a policy whereby the Company would forgive a portion of the indebtedness represented by each note and concurrently release a proportionate number of purchased shares held by the Company as security for payment of the note. The debt forgiveness and share release policy began on May 1, 1999 and will continue on January 1 each year through January 1, 2003. In any event, if a Filing Person ceases to be an employee or consultant of the Company, the principal amount of the promissory note would immediately become due and payable, including any amounts scheduled to be forgiven at a future date.

          In January 2000, the Company's Board of Directors further provided that a participant in the Management Equity Provisions would have the right to prepay all or any portion of the indebtedness represented by a secured note issued in connection with the purchase of shares, and that the amount so prepaid would be repaid to the participant as deferred compensation at such time as the amount would otherwise have been forgiven in accordance with the debt forgiveness and share release policy described above. The participants who sold shares as described in Item 5 above have prepaid or will prepay their notes to the Company in full and, assuming their continued employment with the Company, should be entitled to receive deferred compensation in lieu of the amounts scheduled to be forgiven under the debt forgiveness program described above.

Item 7.  Material to be Filed as Exhibits

Appendix A -        List of Exiting Employee Sales and Filing Person Purchases

Appendix B -        List of Shares and Options Owned by Each Filing Person

Exhibit 1 -         MEP Agreements and Documents relating to the sale on April
                    30, 1998 by Eli Shoer to Ira B. Lampert of 10,000 shares and
                    10,000 Options

Exhibit 2 -         MEP Agreements and Documents dated relating to the sale on
                    June 11, 1998 by Lawrence Pesin of an aggregate of 37,500
                    shares and 37,500 options to Brian King (18,750 shares and
                    18,750 options) and Keith Lampert (18,750 shares and 18,750 options)
--------------------------------------------------------------------------------

Exhibit 3 -         MEP Agreements and Documents relating to the sale on July 1,
                    1998 by Steve Jackel of an aggregate of 100,000 shares and 48,333 options to Brian King (23,750 shares and 17,083 options), Ira Lampert (45,000 shares) and Keith L. Lampert
                    (31,250 shares and 31,250 options

Exhibit 4 -         MEP Agreements and Documents dated December 7, 1999 relating to the sale on January 6, 2000 by George Erfurt to Harlan I.
                    Press of 2,000 shares and 2,000 options.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2000


                                  IRA B. LAMPERT
                                  BRIAN F. KING
                                  KEITH L. LAMPERT
                                  HARLAN I. PRESS
                                  ARTHUR ZAWODNY


                                  By: /s/ Ira B. Lampert
                                      ------------------------------
                                          Ira B. Lampert*













---------------------

*Executed and filed on behalf of each Filing Person listed above in accordance with Section 6 of the Amended and Restated Voting Agreement dated February 27, 1997 and filed with the Commission on March 6, 1997 as Exhibit F to Amendment No. 1 to this Schedule 13D.

                                      INDEX
                                       of
                             APPENDICES and EXHIBITS

Appendix A -      List of Exiting Employee Sales and Filing Person Purchases                               Page  12

Appendix B -      List of Shares and Options Owned by Each Filing Person                                   Page  13

Exhibit 1 -       MEP Agreements and Documents relating to the sale on April 30, 1998 by Eli Shoer to      Page 1-1
                  Ira B. Lampert of 10,000 shares and 10,000 Options

Exhibit 2 -       MEP Agreements and Documents relating to the sale on June 11, 1998 by Lawrence Pesin     Page 2-1
                  of an aggregate of 37,500 shares and 37,500 options to Brian King (18,750 shares and
                  18,750 options) and Keith Lampert (18,750 shares and 18,750 options)

Exhibit 3 -       MEP Agreements and Documents relating to the sale on July 1, 1998 by Steve Jackel of     Page 3-1
                  an aggregate of 100,000 shares and 48,333 options to Brian King (23,750 shares and
                  17,083 options), Ira Lampert (45,000 shares) and Keith L. Lampert (31,250 shares and
                  31,250 options

Exhibit 4 -       MEP Agreements and Documents dated December 7, 1999 relating to the sale on January 6,   Page 4-1
                  2000 by George Erfurt to Harlan I. Press of 2,000 shares and 2,000 options.


                                   APPENDIX A

                 Exiting Employee Sales/Filing Person Purchases


   Date of                         Seller                     Purchaser                No. of        No. of    Principal Amount of
 Transaction                (Exiting Employee)             (Filing Person)             Shares        Options     Promissory Note
 -----------                ------------------             ---------------             -------       -------   -------------------
April 30, 1998              Eli Shoer                       Ira B. Lampert               10,000       10,000       $ 53,750.00

June 11, 1998               Lawrence Pesin                  Brian F. King                18,750       18,750       $100,781.25

June 11, 1998               Lawrence Pesin                  Keith L. Lampert             18,750       18,750       $100,781.25

July 1, 1998                Steve Jackel                    Brian  F. King               23,750       17,083       $127,656.25

July 1, 1998                Steve Jackel                    Ira Lampert                  45,000            -       $241,875.00

July 1, 1998                Steve Jackel                    Keith L. Lampert             31,250       31,250       $167,968.75

January 6, 2000             George Erfurt                   Harlan I. Press               2,000        2,000       $ 10,750.00
                                                                                        -------      -------       -----------
                                                            Totals                      149,500       97,833       $803,562.50

                                   APPENDIX B

                 Shares and Options Owned by Each Filing Person


                                                                                    Options
                                    Number of Shares Owned                 Exercisable within 60 days
                         ----------------------------------------      -----------------------------------
                         Shares purchased        Shares purchased      Options Outside   Options purchased
Filing Person             outside of MEP*            under MEP              of MEP           under MEP        Totals   Percentage**
-------------            ----------------        ----------------      ---------------   -----------------    ------   ------------
Ira B. Lampert                 53,450                 150,000              450,000          255,000           908,450      7.1%

Brian F. King                      --                  80,000              120,000           73,333           273,333      2.1%

Keith L. Lampert               30,000                      --               82,000           55,000           167,000      1.3%

Harlan I. Press                    --                   2,000               55,000            2,000            59,000      0.5%

Arthur Zawodny                     --                   7,000               35,000            7,000            48,000      0.4%
                              -------                 -------              -------         --------         ---------     -----
           Subtotals           83,450                 239,000              741,000          392,333

              Totals                      322,450                                  1,133,333                1,455,783     11.4%**









----------------------

*   "MEP" refers to the Company's Management Equity Provisions.

** Based on 11,686,117 shares outstanding as of October 27, 1999 plus 1,133,333 shares underlying options exercisable within 60 days from January 27, 2000 for a total of 12,819,450 shares that would be outstanding if all such options were exercised.